77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock Debt Strategies Fund, Inc. (the "Fund") held on Friday, October 25, 2013, the results were as follows:

To approve an Agreement and Plan of Reorganization between BlackRock Senior High Income Fund, Inc. and the Fund, and an amendment to the Fund’s Articles of Incorporation to increase its share capital by 200,000,000 shares and the issuance of additional shares of common stock of the Fund, each in connection therewith.

With respect to the Proposal, the shares of the Fund were voted as follows:

For	Against	Abstain
60,587,672	5,525,137	1,488,721

To approve the Agreement and Plan of Reorganization between BlackRock Strategic Bond Trust and the Fund, and an amendment to the Fund’s Articles of Incorporation to increase its share capital by 200,000,000 shares and the issuance of additional shares of common stock of the Fund, each in connection therewith.

With respect to the Proposal, the shares of the Fund were voted as follows:

For	Against	Abstain
60,466,635	5,633,438	1,531,454